Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-289110

PROSPECTUS SUPPLEMENT
dated October 16, 2025

to the Short Form Base Shelf Prospectus dated July 30, 2025

New Issue	October 16, 2025

STANDARD LITHIUM LTD.

US$129,999,998

29,885,057 Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Standard Lithium Ltd. (the “Company” or “SLI”), together with the accompanying short form base shelf prospectus dated July 30, 2025, as may be amended or supplemented (the “Shelf Prospectus” and together with the Prospectus Supplement, the “Prospectus”) qualifies for the distribution (the “Offering”) of 29,885,057 Common Shares in the capital of the Company (the “Offered Shares”) at a price of US$4.35 per Offered Share (the “Offering Price”). The Offering is being made pursuant to an underwriting agreement (the “Underwriting Agreement”) dated October 16, 2025 among the Company and Evercore Group L.L.C. and Morgan Stanley & Co. LLC, as co-lead underwriters (collectively, the “Lead Underwriters”). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-289110) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part. See “Plan of Distribution”. The Offered Shares are being offered in Canada, other than in the Province of Quebec, by Morgan Stanley Canada Limited, BMO Nesbitt Burns Inc., Raymond James Ltd., and Canaccord Genuity Corp. (together, the “Canadian Underwriters”) and in the United States by Evercore Group L.L.C., Morgan Stanley & Co. LLC, BMO Capital Markets Corp., Raymond James & Associates, Inc., Roth Capital Partners, LLC, Stifel, Nicolaus & Company, Incorporated and Canaccord Genuity LLC (collectively, the “U.S. Underwriters”, and together with the Canadian Underwriters, the “Underwriters”). The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Company and the Lead Underwriters, with reference to the prevailing market price of the Common Shares (as defined below).

The issued and outstanding Common Shares of the Company (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and on the NYSE American LLC (the “NYSE American”) under the symbol “SLI”. On October 15, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$7.13 and on the NYSE American was US$5.12. The Company has applied to list the Offered Shares, including any Offered Shares issuable upon exercise of the Over-Allotment Option (as defined below), on the TSXV and NYSE American. Listing is subject to the Company fulfilling all of the requirements of the TSXV and NYSE American, respectively.

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company (2)
Per Offered Share	US$4.35	US$0.261	US$4.089
Total (3)(4)	US$129,999,997.95	US$7,799,999.88	US$122,199,998.07

Notes:

(1)	The Company has agreed to pay the Underwriters a cash fee equal to 6.0% of the gross proceeds of the Offering (the “Underwriters’ Fee”), including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option and to reimburse the Underwriters for certain expenses. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Fee but before deducting the expenses of the Offering, which are estimated to be US$575,000, which will be paid by the Company from the proceeds of the Offering.
(3)	Based on 29,885,057 Offered Shares being issued at closing.

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 4,482,758 Offered Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to US$19,499,997.30. The Over-Allotment Option may be exercised by the Underwriters in whole or in part to acquire Over-Allotment Shares at the Offering Price at any time for a period of 30 days after the Closing Date (as defined below). See “Plan of Distribution”. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be $149,499,995.25, $8,969,999.72 and $140,529,995.54, respectively. This Prospectus Supplement and accompanying Shelf Prospectus qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, as applicable. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires these securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the maximum number of Over-Allotment Shares that may be issued by the Company pursuant to the Over-Allotment Option:

Underwriters’ Position	Number of Additional Offered Shares Available	Exercise Period	Exercise Price

Over-Allotment Option	4,482,758 Over-Allotment Shares	Up to 30 days following the Closing Date	US$4.35 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” and the “Offered Shares” in this Prospectus Supplement shall include all Common Shares issuable assuming the exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Annual consolidated financial statements included or incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and interim financial statements included or incorporated herein by reference have been prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting (“IAS 34”), and thus may not be comparable to financial statements of United States companies.

Investing in securities of the Company is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the accompanying Shelf Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein, in the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein prior to investing in any Offered Shares offered hereby. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

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Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations for U.S. Holders” and “Risk Factors”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that all but two of our officers and all but three of our directors are not residents of the United States, that some of the Underwriters or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and that certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NO CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale on a commercially reasonable efforts basis, if as and when issued by the Company, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Cassels Brock & Blackwell LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of U.S. law, and on behalf of the Underwriters by DLA Piper (Canada) LLP, with respect to matters of Canadian law, and Latham & Watkins LLP, with respect to matters of U.S. law.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about October 20, 2025, or such other date as the Company and the Underwriters may agree (the “Closing Date”). It is anticipated that the Offered Shares will be registered in such names and in such denominations as the Lead Underwriters shall request. The Offered Shares shall be delivered to the Lead Underwriters on the Closing Date for the respective accounts of the several Underwriters. See “Plan of Distribution”. The Underwriters expect to deliver the Offered Shares through the book-entry facilities of The Depository Trust Company on or about October 20, 2025, subject to customary closing conditions. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

David Park, the Chief Executive Officer and Salah Gamoudi, the Chief Financial Officer, and Dr. Volker Berl, Paul Collins and Karen Narwold, each directors of the Company, reside outside of Canada. David Park, Salah Gamoudi, Dr. Volker Berl, Paul Collins and Karen Narwold have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforceability of Certain Civil Liabilities”.

The Company’s registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s head office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

Unless otherwise indicated, all references to “United States dollars”, “$” or “US$” are to United States dollars. Canadian dollars are referred to as “C$”. See “Financial Information”.

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PROSPECTUS SUPPLEMENT

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SHORT FORM BASE SHELF PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and updates certain information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into the Shelf Prospectus. The second part is the Shelf Prospectus, which provides more general information, some of which may not apply to the Offering. If the information differs or varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus. The Shelf Prospectus and this Prospectus Supplement together comprise the Prospectus for the purposes of qualifying the securities offered pursuant to the Offering.

An investor should rely only on the information contained in this Prospectus Supplement and the Shelf Prospectus and on the other information in the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part, (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Shelf Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Company and the Underwriters have not authorized anyone to provide investors with additional or different information. The Company and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein, and the Company disclaims any such incorporation by reference.

The Company and the Underwriters are not offering to sell the Offered Shares in any jurisdictions where the offer or sale of the Offered Shares is not permitted. The information contained in this Prospectus Supplement and the Shelf Prospectus (including the documents incorporated by reference herein and therein) is accurate only as of the date of this Prospectus Supplement or Shelf Prospectus or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus Supplement or any sale of the Offered Shares. The business, capital, financial condition, results of operations and prospects of the Company may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian and U.S. securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The documents incorporated or deemed to be incorporated by reference herein or in the Prospectus contain meaningful and material information relating to the Company and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

FINANCIAL INFORMATION AND CURRENCY

All currency amounts in this Prospectus are expressed in United States dollars, unless otherwise indicated. References to dollars, “$” or “US$” are to United States currency unless otherwise indicated. All references to “C$” refer to Canadian dollars.

The following table sets forth for each period indicated (i) the high and low exchange rates for one United States dollar during such periods; (ii) the average exchange rates for one United States dollar for such period; and (iii) the exchange rates in effect as at the end of the period, for one United States dollar, each expressed in Canadian dollars as quoted by the Bank of Canada.

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023
	(C$)	(C$)	(C$)	(C$)
High	1.4603	1.3821	1.4416	1.3875
Low	1.3558	1.3316	1.3316	1.3128
Average	1.4094	1.3586	1.3698	1.3497
Period End	1.3643	1.3687	1.4389	1.3544

On October 15, 2025, the daily exchange rate for the conversion of United States dollars into Canadian dollars, expressed in Canadian dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.71.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. While the Company believes such third party information to be generally reliable, the Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

NON-IFRS MEASURES

The annual consolidated financial statements of the Company are prepared in accordance with IFRS. Additionally, the Company utilizes certain non-IFRS measures such as working capital (calculated as current assets less current liabilities). The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” within the meaning of applicable Canadian securities legislation and or “forward-looking statements” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating: to the business and future activities of, and developments related to, the Company after the date of this Prospectus Supplement or the Shelf Prospectus, as applicable; expectations of the use by the Company of the net proceeds raised from the Offering, including as to achieving the related business objectives described herein; expectations of the timing, size and completion of the Offering and the listing of the Offered Shares on the TSXV and the NYSE American; planned exploration, research and development programs and expenditures (including, but not limited to, plans and expectations regarding advancement of the South West Arkansas Project (as defined below) and the East Texas Properties (as defined below)); commercial opportunities for lithium products; delivery of studies; filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure; payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; inflation; changes in trade relationships; tariffs and trade barriers; the Company’s funding requirements and ability to raise capital; geopolitical instability; war, and other factors or information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “seeks”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: current technological trends; ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, tariffs, interest rates, trade relationships and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms; the ability to negotiate offtake agreements on commercially reasonable terms; and the anticipated timing and results of operation and development. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events, performance or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such factors include, but are not limited to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; negotiation of commercial access agreements; negotiation of commercial offtake agreements; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; trade relationship volatility; liabilities inherent in the mining industry; volatility in financial markets; risks related to war; increased inflation; changes in tax laws and incentive programs relating to the mining industry; tariffs; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in the Prospectus and in the Company’s public filings available at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, the section entitled “Risk Factors” in the Shelf Prospectus and in the section entitled “Risk Factors” in the Company’s annual information form for the six month fiscal period ended December 31, 2024, dated March 21, 2025 (the “AIF”), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus represent the Company’s views and expectations respectively as of the date of this Prospectus Supplement and the Shelf Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Company’s views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on the Canadian System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by NI 43-101 – Standard of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. As such, the information included or incorporated herein concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada, which have been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, telephone (604) 409-8154, e-mail: info@standardlithium.com, and are also available electronically under the SEDAR+ profile of the Company at www.sedarplus.ca or through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus as of the date hereof and only for the purposes of the distribution of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full details.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, the Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement, the Shelf Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement, as further described below:

1.	the AIF;

2.	the audited consolidated financial statements of the Company as at and for the six month fiscal period ended December 31, 2024 and year ended June 30, 2024, together with the notes thereto and the auditor’s report thereon;

3.	the management’s discussion and analysis of the results of operations and financial condition of the Company for the six month fiscal period ended December 31, 2024;

4.	the unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2025 and 2024, together with the notes thereto (the “Interim Financial Statements”);

5.	the management’s discussion and analysis of the results of operations and financial condition of the Company for the three and six months ended June 30, 2025 (the “Interim MD&A”);

6.	the management information circular of the Company dated May 15, 2024 prepared in connection with the annual general and special meeting of shareholders held on June 27, 2024;

7.	the management information circular of the Company dated May 30, 2025 prepared in connection with the annual general meeting of shareholders held on July 16, 2025;

8.	the material change report dated August 15, 2025 with respect to the commencement of a previously announced “at-the-market” equity program pursuant to a prospectus supplement;

9.	the material change report dated September 9, 2025 relating to the results of the DFS (as defined below) on the South West Arkansas Project;

10.	the material change report dated October 15, 2025 relating to the results of the maiden inferred resource at the East Texas Properties;

11.	the technical report entitled “South West Arkansas Project NI 43-101 Technical Report & Definitive Feasibility Study, Arkansas, United States” dated October 14, 2025, with an effective date of September 3, 2025 (the “South West Arkansas Technical Report”);

12.	the technical report entitled “Amended and Restated Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant” dated July 23, 2025 with an effective date of August 18, 2023, amending and restating the earlier report dated October 18, 2023 (the “Lanxess Technical Report”); and

13.	the template version of the investor presentation prepared for potential investors in connection with the Offering, dated and filed October 16, 2025 (the “Marketing Materials”).

Any document (other than confidential material change reports, if any) of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and the Shelf Prospectus for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, only if and to the extent expressly provided therein).

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Shelf Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Shelf Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Shelf Prospectus, except as so modified or superseded.

When the Company files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Offered Shares offered under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

MARKETING MATERIALS

The Marketing Materials do not form part of this Prospectus Supplement and the accompanying Shelf Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement and the accompanying Shelf Prospectus. Any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to the Offering that has been, or will be, filed on SEDAR+ at www.sedarplus.ca before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus solely for the purposes of the Offering.

SUMMARY OF THE OFFERING

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained or incorporated by reference elsewhere in this Prospectus Supplement.

Issuer	Standard Lithium Ltd.
Offered Shares	29,885,057 Common Shares
Price per Offered Share	US$4.35
Underwriters’ Fee	6.0% of the gross proceeds from the sale of the Offered Shares.
Description of the Offering	Sales of the Offered Shares under the Prospectus are anticipated to be made pursuant to an Underwriting Agreement, whereby the Underwriters shall purchase 29,885,057 Offered Shares at a price of $4.35 per Offered Share. In addition, the Company will grant the Underwriters the Over-Allotment Option to purchase up to an additional 4,482,758 Offered Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes. The Offering will be made concurrently in Canada and in the United States pursuant to the Registration Statement.
Common Shares Outstanding	As at October 16, 2025, without giving effect to the Offering: 208,391,971 Common Shares. See “Consolidated Capitalization” and “Plan of Distribution”.
Business of the Company	The Company is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Common Shares are listed on the TSXV and the NYSE American under the symbol “SLI”. The South West Arkansas Project (as defined below) is the material property of the Company. See “The Company”.
Use of Proceeds	The Company intends to use the net proceeds from the Offering to fund capital expenditures at the South West Arkansas Project and the Franklin Project (as defined below), and for working capital and for general corporate purposes.
Risk Factors	Prospective purchasers of the Offered Shares should carefully consider the information set forth under the heading “Risk Factors” and the other information included in this Prospectus Supplement and the accompanying Shelf Prospectus before deciding to invest. See “Risk Factors”.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read this entire Prospectus Supplement and the Shelf Prospectus, including the sections entitled “Risk Factors”, and the AIF, as well as the documents incorporated by reference herein and in this Prospectus Supplement and the Shelf Prospectus before making an investment decision.

The Company is a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting, and aims to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification processes. The Common Shares are listed on the TSXV and the NYSE American under the symbol “SLI”.

The Company’s flagship project, the South West Arkansas property (the “South West Arkansas Project”), is located on the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction and national security. The South West Arkansas Project, being developed in partnership with Equinor ASA, a multi-national energy company (“Equinor”), encompasses a significant land area of over 27,000 net mineral acres and is a key project in the Company’s portfolio due to its scale and quality of lithium-brine resources. The Company completed and published a Preliminary Feasibility Study in September of 2023 and a Definitive Feasibility Study (“DFS”) in October 2025 for the South West Arkansas Project. A Front-End Engineering Study is currently underway for the South West Arkansas Project. Construction at the South West Arkansas Project is targeted to begin in 2026, with first production expected in 2028, subject to, among other things, continued project definition, due diligence, and available financing.

The Company is also developing prospective lithium brine areas within the Smackover Formation in East Texas (the “East Texas Properties”), in collaboration with Equinor. The Company published exploration drilling results and testing in October of 2023, which demonstrated lithium carbonate equivalent concentrations of 644 mg/L on average at the East Texas Properties. In September of 2025, the Company published a maiden inferred resource which demonstrated lithium carbonate equivalent concentrations of 668 mg/L on average at the Franklin project within the East Texas Properties (the “Franklin Project”). In partnership with Equinor, the Company plans to continue securing further leasehold positions and to perform further exploration drilling in East Texas, and anticipates filing a preliminary economic assessment for the East Texas Properties.

The Company’s arrangement with Equinor includes a total investment of up to $160 million by Equinor, with Equinor retaining a 45% ownership stake in each of the South West Arkansas Project and the East Texas Properties through joint venture arrangements with the Company.

For further information regarding SLI, the South West Arkansas Project and the East Texas Properties, see the AIF, the South West Arkansas Technical Report and other documents incorporated by reference in this Prospectus available at www.sedarplus.ca and at www.sec.gov under the Company’s profile. See “Documents Incorporated by Reference”.

Recent Developments

On August 1, 2024, the Company announced the appointment of David Park as Chief Executive Officer, effective September 1, 2024. The Company also announced the addition of Paul Collins to the Company’s board of directors on December 10, 2024, and the addition of Karen Narwold to the Company’s board of directors on March 19, 2025.

On September 3, 2025, the Company announced positive results of its DFS on the South West Arkansas Project.

On September 24, 2025, the Company announced the results of a maiden inferred resource on the Franklin Project.

On October 14, 2025, the Company filed the South West Arkansas Technical Report.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. As of October 16, 2025, there were 208,391,971 Common Shares issued and outstanding.

The Offered Shares have all of the rights, privileges, restrictions and conditions of other Common Shares of the Company. Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Company at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

The Company has received conditional approval to list the Offered Shares on the TSXV, subject to the Company fulfilling all of the listing requirements on the TSXV. In addition, the Company has applied to list the Offered Shares on the NYSE American.

CONSOLIDATED CAPITALIZATION

Other than as disclosed under the section entitled “Prior Sales” below, there have not been any material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Interim Financial Statements. As of October 16, 2025, there were 208,391,971 Common Shares issued and outstanding.

The following table summarizes our consolidated capitalization as of June 30, 2025, both actual and on an as-adjusted basis to give effect to the Offering (assuming full exercise of the Over-Allotment Option). This table is presented and should be read in conjunction with the Interim Financial Statements and Interim MD&A, which are incorporated by reference in this Prospectus Supplement.

As at June 30, 2025
	Actual (expressed in thousands of U.S. dollars except share amount)	After Giving Effect to the Offering (1) (expressed in thousands of U.S. dollars except share amount)
Loan Capital	$nil	$nil
Equity
Common Shares	200,568,714	234,936,529
	$254,832	$395,062
Reserves	$38,313	$38,313
Accumulated Deficit	$(44,381)	$(44,381)
Accumulated Other Comprehensive Loss	$(4,912)	$(4,912)
Total Shareholders’ Equity	$243,852	$384,082
Total Capitalization	$275,399	$415,629

(1)	Assumes the Over-Allotment Option is exercised in full, excluding the Underwriters’ Fee and related costs of the Offering.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be approximately US$121,624,998.07 (determined after deducting the Underwriters’ Fee of US$7,799,999.88 and estimated expenses of the Offering of US$575,000. If the Underwriters elect to exercise the Over-Allotment Option in full, the estimated net proceeds received by the Company from the Offering will be US$139,954,995.54 (determined after deducting the Underwriters’ Fee of $8,969,999.72 and estimated expenses of the Offering of $575,000). The Company intends to use the net proceeds from the Offering to fund ongoing work programs to advance the South West Arkansas Project and the Franklin Project, and for working capital and for general corporate purposes. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

The Company generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. To the extent that the Company has negative cash flows in future periods, it may need to deploy a portion of net proceeds from the Offering to fund such negative cash flow.

While the Company currently anticipates that it will use the net proceeds of the Offering as set forth above, the Company may re-allocate the net proceeds of the Offering from time to time, giving consideration to its strategy relative to the market, development and changes in the industry and regulatory landscape, as well as other conditions relevant at the applicable time. Overall, management of the Company will have broad discretion concerning the use of the net proceeds of the Offering, as well as the timing of their expenditure, and pending their use, the Company may invest the net proceeds of the Offering in a manner that does not produce income or that loses value. See “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus.

PLAN OF DISTRIBUTION

We and the Underwriters for the offering named below have entered into an underwriting agreement dated the date of this prospectus supplement with respect to the securities being offered. Under the terms and subject to the conditions of the underwriting agreement, the Underwriters have agreed to purchase from the Company on an underwritten basis, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement, 29,885,057 Common Shares at $4.35, payable in cash to the Company against delivery of such Common Shares, which price was determined by arm’s length negotiation between the Company and Morgan Stanley & Co. LLC and Evercore Group L.L.C., on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares on the TSXV.

Subject to the terms and conditions of the underwriting agreement, the Underwriters named below, for whom Morgan Stanley & Co. LLC and Evercore Group L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	12,064,708
Evercore Group L.L.C.	12,064,708
BMO Nesbitt Burns Inc.	3,016,177
Canaccord Genuity LLC	684,866
Roth Capital Partners, LLC	684,866
Raymond James & Associates, Inc.	684,866
Stifel, Nicolaus & Company, Incorporated	684,866
Total:	29,885,057

The Underwriters are offering the Common Shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Shares offered by this prospectus if any such shares are taken. However, the Underwriters are not required to take or pay for the shares covered by the Underwriters’ over-allotment option described below.

The Underwriters initially propose to offer part of the Common Shares directly to the public at the offering price listed on the cover page of this prospectus. After the initial offering of the Common Shares, the offering price and other selling terms may from time to time be varied by the Lead Underwriters.

We have granted to the Underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 4,482,758 additional Common Shares at the public offering price listed on the cover page of this prospectus, less the Underwriters’ fee. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all Underwriters in the preceding table. This prospectus supplement qualifies the distribution of the option. A purchaser who acquires shares forming part of the Underwriters’ over-allocation position acquires those shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option or secondary market purchases.

The following table shows the per share and total public offering price, Underwriters’ Fee, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase up to an additional 4,482,758 Common Shares.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$4.35	$129,999,997.95	$149,499,995.25
Underwriters’ fee to be paid by:
Us	$0.261	$7,799,999.88	$8,969,999.72
Proceeds, before expenses, to us	$4.089	$122,199,998.07	$140,529,995.54

The estimated offering expenses payable by us, exclusive of the Underwriters’ Fee, are approximately $575,000. We have agreed to reimburse the Underwriters for legal expenses up to US$275,000.

Our Common Shares are listed and posted for trading on the TSXV and NYSE American under the trading symbol “SLI”. The Company has submitted an application to list the Common Shares offered under this prospectus supplement on the TSXV and on NYSE American. Listing will be subject to the Company fulfilling all of the requirements of the TSXV and NYSE American.

The Offered Shares are being offered in Canada, other than in the Province of Quebec, by the Canadian Underwriters and in the United States by the U.S. Underwriters.

We and all directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Evercore Group L.L.C. on behalf of the Underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 45 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares.

whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Evercore Group L.L.C. on behalf of the Underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the Underwriters; or

•	the issuance by the Company of Common Shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the Underwriters have been advised in writing;

•	transactions by any person other than us relating to Common Shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of Exchange Act is required or voluntarily made in connection with subsequent sales of Common Shares or other securities acquired in such open market transactions; or

•	facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer of Common Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC and Evercore Group L.L.C., in their sole discretion, may release Common Shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

The Underwriters may, in connection with the offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

We and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws.

A prospectus in electronic format may be made available on websites maintained by one or more Underwriters , or selling group members, if any, participating in this offering. The Lead Underwriters may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Lead Underwriters to Underwriters that may make Internet distributions on the same basis as other allocations.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), an offer to the public of any Common Shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Common Shares may be made at any time under the following exemptions under the EU Prospectus Regulation:

a)	to any legal entity which is a "qualified investor" as defined under the EU Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of Common Shares shall result in a requirement for us or any of the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Common Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and us that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Common Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

We, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Underwriters of such fact in writing may, with the prior consent of the Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Underwriters of such fact in writing may, with the prior consent of the Underwriters, be permitted to acquire Common Shares in the offer.

For the purposes of this provision, the expression an "offer to the public" in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression "EU Prospectus Regulation" means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any Common Shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any Common Shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

a)	to any legal entity which is a "qualified investor" as defined under the UK Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, "FSMA"),

provided that no such offer of Common Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any Common Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Common Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale.

We, the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the Underwriters of such fact in writing may, with the prior consent of the Underwriters, be permitted to acquire Common Shares in the offer.

For the purposes of this provision, the expression an "offer to the public" in relation to any Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares.

This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The Common Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Common Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are Professional Clients (as such term is defined under Rule 2.3.4 of the Conduct of Business Module of the DFSA), or (c) are persons to whom an invitation or inducement to: (a) enter into an agreement in relation to the provision of a financial services or (b) exercise any rights conferred by a financial product or acquire, dispose of, underwrite or convert a financial product (within the meaning of Article 41A of the Regulatory Law) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and are not intended to be a public offer. This prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document (including as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other governmental agency, in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document for the purposes of the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. No action has been taken which would permit an offering of the shares in circumstances that would require disclosure under Parts 6D.2 or 7.9 of the Corporations Act.

The shares may not be offered for sale, nor may application for the sale or purchase of any shares be invited in Australia (including an offer or invitation which is received by a person in Australia) and neither this prospectus supplement nor any other offering material or advertisement relating to the shares may be distributed or published in Australia unless, in each case:

•	the aggregate consideration payable on acceptance of the offer or invitation by each offeree or invitee

•	is at least A$500,000 (or its equivalent in another currency, in either case, disregarding moneys lent by the person offering the shares or making the invitation or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 or 7.9 of the Corporations Act;

•	the offer, invitation or distribution complied with the conditions of the Australian financial services license of the person making the offer, invitation or distribution or an applicable exemption from the requirement to hold such license;

•	the offer, invitation or distribution complies with all applicable Australian laws, regulations and directives (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act);

•	the offer or invitation does not constitute an offer or invitation to a person in Australia who is a “retail client” as defined for the purposes of Section 761G of the Corporations Act; and

•	such action does not require any document to be lodged with ASIC or the ASX.

Switzerland

The offering of the shares in Switzerland is exempt from requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”) because such offering is made to professional clients within the meaning of the FinSA only and the shares will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to the FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the shares.

Israel

This prospectus supplement does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement is being distributed only to, and is directed only at, and any offer of the Common Shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriter[s], venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a person who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Company and the Underwriters; (ii) is not affiliated with the Company or the Underwriters; and (iii) acquires and holds the Offered Shares as capital property (a “Holder”).

Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act, for purposes of the “mark-to-market property” rules; (ii) that is a “specified financial institution”, as defined in the Tax Act; (iii) that has made a “functional currency” reporting election; (iv) an interest in which is a “tax shelter investment”, as defined in the Tax Act; (v) that has entered into or will enter into a “derivative forward agreement” or “synthetic disposition arrangement”, each as defined in the Tax Act, in respect of Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (vii) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; or (viii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must generally be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to a “taxable dividend” received from a “taxable Canadian corporation” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals to the extent that the Company designates the taxable dividend to be an “eligible dividend” (as defined in the Tax Act) in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends, and the Company has made no commitments in this regard.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held (if any) as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share, or a share substituted for such Offered Share, to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is, at any time in its taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains, interest, and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “US Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the US Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the US Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the US Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Offered Shares

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI) between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSXV and NYSE American), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by, or belonged to, one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention (including as a result of the application of the MLI). In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the MLI), the consequences described above under the headings “Holders Resident in Canada — Dispositions of Offered Shares” and “Holders Resident in Canada —Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion summarizes the anticipated U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire Common Shares pursuant to this Offering and hold such Common Shares as “capital assets” (generally, assets held for investment purposes).

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, brokers, dealers or traders in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Company’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company Rules

A foreign corporation will generally be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the Company’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the Company will generally continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of the Company’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (“QEF Election”), with respect to its interest in the PFIC. If a U.S. Holder makes a timely QEF Election with respect to the Company, provided that the necessary information is provided by the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made in the first year in which a U.S. Holder holds Common Shares. There can be no assurance, however, that the Company will make available to U.S. Holders the information necessary to make a QEF Election for any taxable year in which the Company is a PFIC. U.S. Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences to them if they are unable to make a timely and valid QEF Election for any taxable year in which the Company is treated as PFIC.

Alternatively, if the Company was to be classified as a PFIC, a U.S. Holder could also avoid certain rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is classified as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions on Common Shares

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as dividend income to the extent attributable to the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not expect to maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly, or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Convention may be available to mitigate these effects. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses. If a U.S. Holder receives any foreign currency on the sale of the Common Shares, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.

PRIOR SALES

Securities Issuances

Date	Type of Security Issued	Number of Securities		Issuance/Exercise/ Conversion Price per Security
October 1, 2024	Common Shares	450,000	(1)	$1.03	(2)
November 6, 2024	Common Shares	189,370	(3)	$2.18	(4)
December 18, 2024	Restricted Share Units	423,325	(5)	N/A
December 18, 2024	Deferred Share Units	182,040	(6)	N/A
December 18, 2024	Options	563,852	(7)	$1.42
December 18, 2024	Options	300,000	(8)	$1.42
July 1, 2024 – July 1, 2025	Common Shares	18,189,350	(9)	$1.88	(10)
January 6, 2025	Common Shares	633,071	(11)	$1.60	(12)
March 26, 2025	Restricted Share Units	1,055,017	(5)	N/A
March 26, 2025	Deferred Share Units	501,856	(6)	N/A
March 26, 2025	Options	1,298,853	(7)	$1.35
March 26, 2025	Options	300,000	(13)	$1.35
March 31, 2025	Restricted Share Units	408,175	(14)	N/A
March 31, 2025	Options	557,599	(15)	$1.27
June 23, 2025	Options	400,000	(16)	$1.78
August 8, 2025 – September 30, 2025	Common Shares	1,673,975	(17)	$3.11
October 1, 2025 – October 13, 2025	Common Shares	747,500	(17)	$4.28
September 30, 2025	Common Shares	300,669	(3)	N/A
September 30, 2025	Common Shares	200,000	(18)	$2.43
September 30, 2025	Common Shares	450,000	(19)	$1.00
October 8, 2025	Common Shares	350,000	(20)	$3.63
October 16, 2025	Common Shares	50,000	(21)	$3.72

Notes

(1)	Issued upon the exercise of options for gross proceeds of $466,000.

(2)	Weighted average exercise price.

(3)	Issued to a former director of the Company upon the vesting of deferred share units.

(4)	Weighted average closing price on date of vesting.

(5)	Issued to management of the Company.

(6)	Issued to directors of the Company.

(7)	Issued to management of the Company pursuant to the Company’s stock option plan.

(8)	Issued to Paul Collins as partial consideration for his role as a director.

(9)	Issued pursuant to the “at-the-market” sales agreement dated November 17, 2023, with Canaccord Genuity Corp., Canaccord Genuity LLC and Citigroup Global Markets Inc.

(10)	Weighted average issue price.

(11)	Issued to a former executive of the Company upon the vesting of deferred share units.

(12)	Closing price on the date of vesting.

(13)	Issued to Karen Narwold as partial consideration for her role as a director.

(14)	Issued to employees of the Company.

(15)	Issued to contractors of the Company.

(16)	Issued to a member of management of the Company as partial consideration for his role as management.

(17)	Issued pursuant to the “at-the-market” sales agreement dated August 8, 2025, with Canaccord Genuity Corp., Canaccord Genuity LLC and Evercore Group L.L.C.

(18)	Issued upon the exercise of options for gross proceeds of $486,000.
(19)	Issued upon the exercise of options for gross proceeds of $450,000.
(20)	Issued upon the exercise of options for gross proceeds of $1,270,500.
(21)	Issued upon the exercise of options for gross proceeds of $186,000.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV and the NYSE American under the symbol “SLI”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSXV on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement.

Period	High Trading Price (C$)	Low Trading Price (C$)	Volume
October 2024	3.67	2.07	7,779,279
November 2024	3.43	2.20	4,526,469
December 2024	2.54	1.90	2,711,039
January 2025	2.55	2.12	5,267,202
February 2025	2.31	1.76	4,818,717
March 2025	2.14	1.67	3,656,894
April 2025	2.30	1.54	2,948,568
May 2025	2.62	1.87	3,840,775
June 2025	2.72	2.05	3,635,514
July 2025	4.04	2.79	3,634,866
August, 2025	4.29	3.05	3,109,706
September, 2025	5.66	3.78	7,541,335
October 1 – October 15, 2025	7.48	4.89	6,846,282

On October 15, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the TSXV was C$7.13.

The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the NYSE American on a monthly basis for the 12-month period prior to the date of this Prospectus Supplement.

Period	High Trading Price (US$)	Low Trading Price (US$)	Volume
October 2024	2.64	1.52	69,872,407
November 2024	2.47	1.57	35,569,994
December 2024	1.80	1.34	26,348,856
January 2025	1.76	1.46	27,648,639
February 2025	1.61	1.22	20,463,914
March 2025	1.46	1.15	24,509,641
April 2025	1.67	1.08	65,432,298
May 2025	1.94	1.37	41,063,176
June 2025	1.99	1.49	38,512,007
July 2025	2.95	1.92	55,270,459
August, 2025	3.1299	2.20	36,725,857
September, 2025	4.08	2.74	67,006,419
October 1 – October 15, 2025	5.35	3.50	62,007,171

Notes

(1)	Total volume of Common Shares traded is rounded to the nearest ten thousand.

On October 15, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price per Common Share on the NYSE American was US$5.12.

RISK FACTORS

An investment in securities of the Company including the Offered Shares is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus currently and from time to time, investors should carefully consider the risk factors contained and incorporated by reference in this Prospectus Supplement and the Shelf Prospectus before purchasing the Offered Shares. Some of the risk factors described herein and in the Shelf Prospectus and the documents incorporated by reference therein are interrelated and, consequently, investors should treat such risk factors as a whole. The risks described herein, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are not the only risks facing the Company and should not be considered exhaustive.

Any one of such risk factors could materially adversely affect the Company’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Company set out or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. Additional risks and uncertainties of which the Company is currently unaware or that are unknown or that the Company currently deems to be immaterial could have a material adverse effect on the Company’s business, prospects, financial condition, results of operations, cash flows and/or an investment in the Common Shares. Further, many of the risks are beyond the Company’s control and there is no guarantee that risk management activities will successfully mitigate such exposure. The Company cannot provide any assurances that it will successfully address any or all of these risks. Prospective purchasers should carefully consider the risks described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF, and consult with their professional advisors to assess any investment in the Offered Shares. See “Documents Incorporated by Reference”. A purchaser should not purchase Offered Shares unless the purchaser understands, and can bear, all of the investment risks involving the Offered Shares.

Macroeconomic Risks

Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Negative Operating Cash Flow

The Company is an exploration and development stage company and has not yet commenced commercial production at any of its properties. As such, the Company has not generated positive cash flows to date and has no reasonable prospects of doing so unless successful commercial production can be achieved at the Company’s projects. The Company expects to continue to incur negative investing and operating cash flows until such time as it enters into commercial production. This will require the Company to deploy its working capital or a portion of its cash reserves or a portion of the proceeds of any offering of securities to fund such negative cash flow and to seek additional sources of financing.

Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for lithium and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

The inability of the Company to access sufficient capital for its operations could have a material and adverse effect on the Company’s financial condition, results of operations or prospects. Sales of substantial amounts of securities may have a highly dilutive effect on the ownership or share structure of the Company. Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the Offering, as well as the timing of their expenditures. While information regarding the intended use of net proceeds from the Offering is described under the heading “Use of Proceeds”, because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The results and the effectiveness of the application of proceeds from the Offering are uncertain. If the proceeds are not applied effectively, the Company’s business, financial condition, results of operations or prospects may suffer. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Common Share Price Volatility

The prices of securities of junior companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the junior companies involved. These factors, among others, include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The Common Share price is also likely to be significantly affected by delays experienced in progressing with development plans, a decrease in investor appetite for junior stocks, or adverse changes in the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements. Other factors unrelated to performance that could have an effect on the price of the Common Shares include the following:

(a)	the trading volume and general market interest in the Common Shares could affect a shareholder’s ability to trade significant numbers of Common Shares; and

(b)	the size of the public float in the Common Shares may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these or other factors, the market price of the Common Shares at any given point in time might not accurately reflect the Company’s long-term value. Securities class action litigation has been brought against companies following years of volatility in the market price of their securities. The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Further, there is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American.

Market Price Depression

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Dilution Risk

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Company on the conversion of convertible securities, including the exercise of options under the Company’s stock option plan, other securities under the Company’s long term incentive plan, and upon the exercise of outstanding warrants.

No Dividends

The Company has never paid cash dividends on its Common Shares and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of the Company’s business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s board of directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s board of directors may deem relevant at the time such payment is considered. As a result, the return on an investment in Offered Shares will likely depend upon any future appreciation in value, if any, and on a shareholder’s ability to sell Offered Shares.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Lithium Supply and Demand

Lithium is considered an industrial mineral and the sales prices for the different lithium compounds are not public. Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each separate end-user. Therefore, it is possible that the sales prices used in any technical reports published by the Company will be different than the actual prices at which the Company is able to sell its lithium compounds. In addition, there are a limited number of producers of lithium compounds and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs and stock market prices and on the Company’s ability to fund its activities. In each case, the economics of projects being developed by the Company could be materially adversely affected, even to the point of being rendered uneconomic.

The Company’s ability to draw on the DOE Grant is contingent on meeting specific conditions and covenants

The Company’s ability to draw down on its conditional $225 million grant from the U.S. Department of Energy (the “DOE Grant”) and to utilize such funds is dependent on the satisfaction of the conditions set out in the DOE Grant documents which conditions may be amended pursuant to the terms of the DOE Grant documents. There can be no assurance as to the satisfaction of these conditions or as to the outcome of any amended requirements, if any.

The DOE Grant documents also include representations, warranties and covenants of the Company customary for grants of a similar nature by the U.S. Government. Failure of the Company to comply with or satisfy any or all of the conditions and requirements or to remain in compliance with the covenant regime under the DOE Grant could result in the termination of the DOE Grant, which would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. The U.S. government could also seek to terminate or modify the terms of the DOE Grant.

Government Intervention in Mineral Projects

Lithium and other strategic metals have become subject to heightened government attention and policy initiatives in Canada, the U.S. and internationally, which may materially impact the Company’s operations. Governments may intervene in the strategic metals sector through the imposition of export controls, restrictions on foreign investment, mandatory domestic processing requirements, changes to royalty or taxation regimes, and the establishment of strategic reserves or purchasing programs. Such interventions may be driven by geopolitical considerations, supply chain security concerns, or environmental and social policy objectives. These actions can create significant regulatory uncertainty and price volatility, and may adversely affect the Company’s ability to finance, develop, or operate its projects as planned.

Commodity Price Fluctuation

The prices of commodities vary daily. Price volatility could have dramatic effects on the Company’s results of operations and the ability of the Company to execute its business plan. The price of lithium materials may also be reduced by the discovery of new lithium deposits, which could not only increase the overall supply of lithium (causing downward pressure on its price) but could draw new firms into the lithium industry which could compete with the Company. Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the lithium produced. The development of the Company’s projects will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for lithium is affected by various factors, including political events, economic conditions and production costs in major producing regions. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade products. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its potential future products. Depressed pricing for the Company’s potential future products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its Common Share price and the potential value of its properties. There can be no assurance that the price of any minerals will be such that any of the Company’s resource properties could be mined at a profit.

Development of the South West Arkansas Project and East Texas Properties

The Company’s business strategy depends in large part on developing the South West Arkansas Project and East Texas Properties into commercially viable operations and processing facilities, as applicable. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral resources and mineral reserves, environmental protection and capital and operating cost requirements. The capital expenditures and time required to develop the South West Arkansas Project and the East Texas Properties are significant and the Company has not yet secured funding that it believes will be sufficient to cover the entirety of its share of capital expenditure obligations for development of the South West Arkansas Project and the East Texas Properties, respectively. Accordingly, there can be no assurance that the Company will ever develop any of the Arkansas projects or the East Texas Properties. If the Company is unable to develop all or any of its projects and properties into a commercial operating mine or processing facility, as applicable, its business and financial condition will be materially adversely affected.

Development and Production Uncertainties

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the South West Arkansas Technical Report or Lanxess Technical Report will be correct or that development will ultimately produce profitable operations. If a mine is developed, actual operating results may differ from those anticipated in the technical reports, respectively. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on several factors, including royalties, the price of lithium and by-product metals and the cost of inputs used in exploration activities.

The Company’s actual costs may vary from estimates for a variety of reasons, including labor and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Competition

The lithium mining industry is highly competitive, and our competition includes larger, more established companies with longer operating histories and greater financial and technical resources. Those larger companies may also have a greater ability to continue long-term development activities and to absorb the burden of present and future federal, state, local and other laws and regulations. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer, and pay more to acquire leases or technical equipment.

Enforcement of U.S. Judgments

The Company is incorporated under the laws of Canada, and the majority of the Company’s directors and officers are not residents of the United States. Because certain of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Passive Foreign Investment Company Risk

A foreign corporation is classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” as defined in the relevant provisions of the Code or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate revenues from operations. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that depends on, among other things, the composition of the Company’s income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds the Common Shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. Each prospective investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor’s particular circumstances. See “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

U.S. Federal Income Tax Risk for U.S. Persons Treated as Owning At Least 10% of the Company’s Common Shares

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Company’s shares, such person may be treated as a United States shareholder with respect to each controlled foreign corporation in the Company’s group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of Subpart F income, global intangible low-taxed income and investments in U.S. property by controlled foreign corporations, whether or not the Company will make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, the Company cannot provide any assurances that it will have sufficient information to assist investors in determining whether the Company or any of its subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any such controlled foreign corporations. The Company also cannot guarantee that it will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. Prospective U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in the Common Shares.

Forward-Looking Statements May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement and the Shelf Prospectus under the heading “Cautionary Note Regarding Forward-Looking Statements”.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Company, and on behalf of the Underwriters by DLA Piper (Canada) LLP, Canadian counsel to the Underwriters, and Latham & Watkins, LLP, U.S. counsel to the Underwriters. As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and DLA Piper (Canada) LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and accompanying Shelf Prospectus under “Documents Incorporated by Reference”, the consents of auditors, counsel and any experts identified herein, if applicable, powers of attorney of the directors and officers of the Company, and the Underwriting Agreement have been, or will be, furnished to the SEC under the cover of Form 6-K and are hereby incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, telephone (604) 409-8154, e-mail: info@standardlithium.com, and are also available electronically under the SEDAR+ profile of the Company at www.sedarplus.ca or through EDGAR at the website of the SEC at www.sec.gov.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Shelf Prospectus but contained in the Registration Statement is available on EDGAR under the Company’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to SLI, the Offering and the Common Shares. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

The Company is required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. The Company is also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under and governed by the Canada Business Corporations Act. All except two of the officers, all except three of the directors and some of the experts named in this Prospectus are not residents of the United States, some of the Underwriters or experts named in this Prospectus Supplement and in the accompanying Shelf Prospectus are not residents of the United States, and certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon the Company or these persons in the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Ave Unit 204, Newark, DE 19711, United States, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the Offering.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Prospectus Supplement; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or the Company:

•	Patricio Pinto Gallardo, C.P., R.M. of Ausenco Chile Ltda, Aleksandar Spasojevic, P. Eng., of Ausenco Engineering Canada ULC, Randal M. Brush, P.E. and Robert E. Williams, Jr. PG, CPG of Haas and Cobb Petroleum Consultants, LLC, Thomas Wynn Rogers, Jr., P.E of Hunt, Guillot & Associates, LLC, and Richard DeLong, P.G. of Trinity Consultants Inc. prepared the South West Arkansas Technical Report dated October 14, 2025 with an effective date of September 3, 2025; and

•	Randal M. Brush, P.E. and Robert E. Williams, Jr. PG, CPG of Haas and Cobb Petroleum Consultants, LLC, Charles Daniel Campbell, P.E. of Alliance Technical Group, Frank Gay, P.E. of Hunt, Guillot & Associates, LLC, Susan B. Patton, P.E. of RESPEC Company, LLC and Mike Rockandel, RM-SME of Mike Rockandel Consulting, LLC prepared Lanxess Technical Report dated July 23, 2025 with an effective date of August 18, 2023, amending and restating the earlier report dated October 18, 2023.

As of the date hereof, to the best knowledge of the Company, the aforementioned persons, collectively, held less than 1% of the outstanding securities of the Company when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

Experts who have prepared reports for the Company directly or in a document incorporated by reference to this Prospectus Supplement include PricewaterhouseCoopers LLP, Chartered Professional Accountants, who issued the Report of Independent Registered Public Accounting Firm accompanying the audited financial statements of the Company for the six month fiscal period ended December 31, 2024 and year ended June 30, 2024, and report that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation and regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence, as of the date hereof.

All scientific and technical information in this Prospectus Supplement has been reviewed and approved by Steve Ross, Professional Geologist and Vice President of Resource Development of the Company, who is a qualified person under NI 43-101. Mr. Ross has beneficial ownership of less than 1% of the outstanding securities of the Company. As of the date hereof, Mr. Ross holds 460,500 Common Shares and 172,730 Options.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as auditor of the Company on October 17, 2022.

The registrar and transfer agent for the Common Shares is TSX Trust Company, located at its principal offices in Vancouver, British Columbia.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated May 29, 2025, the Company was granted exemptive relief from the requirement that this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, be publicly filed in both the French and English languages. This exemption was granted on the condition that the Prospectus and any prospectus supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”. For the purposes of this Prospectus Supplement, the Company is not required to publicly file French versions of this Prospectus Supplement and the documents incorporated by reference herein.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 30, 2025

Standard Lithium Ltd.

US$1,000,000,000

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

Standard Lithium Ltd. (“SLI”, “we” or the “Company”) may from time to time offer and issue the following securities: (i) common shares of the Company (“Common Shares”); (ii) preferred shares of the Company (“Preferred Shares”); (iii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, “Debt Securities”); (iv) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (v) warrants (“Warrants”) exercisable to acquire Common Shares and/or other securities of the Company; and (vi) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), or any combination thereof, having an aggregate offering price of up to US$1,000,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). This Prospectus qualifies the distribution of Securities by the Company. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of Preferred Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Preferred Shares are being offered for cash, the currency or currency unit for which such Preferred Shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102. This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as the Canadian Overnight Repo Rate Average (“CORRA”) or a United States federal funds rate.

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We may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including the proceeds to us, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See “Plan of Distribution”.

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See “Plan of Distribution”.

As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings “Forward-Looking Information” and “Risk Factors” in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See “Forward-Looking Information” and “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The outstanding Common Shares are listed and posted for trading in Canada on the TSX Venture Exchange (“TSXV”) and in the United States on the NYSE American LLC (“NYSE American”) under the trading symbol “SLI”. On July 29, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was C$3.55 and on the NYSE American was US$2.59.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and our interim financial statements in United States dollars and in accordance with IFRS as applicable to interim financial reporting, including IAS 34, Interim Financial Reporting (“IAS 34”), and they therefore may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the Canada Business Corporations Act (“CBCA”); (ii) certain officers, all but three of the directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

Four directors and two officers of the Company and certain of the experts named in this Prospectus reside outside of Canada. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

The Company’s head office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and the Company’s registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

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ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. We have not authorized anyone to provide investors with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus, nor incorporated by reference herein.

Market data and certain industry forecasts used in the Prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “SLI”, the “Company”, “we”, “us” and “our” refer to Standard Lithium Ltd. and/or, as applicable, one or more of its subsidiaries, its predecessors and/or its co-ownership arrangement.

Certain capitalized terms and other terms used in this Prospectus are defined in the “Glossary of Terms”.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the Company’s planned exploration and development programs (including, but not limited to, plans and expectations regarding testing and operation of the lithium extraction Demonstration Plant (as defined below)); commercial opportunities for lithium products, delivery of studies; the Company’s strategic and ongoing partnerships, including with Equinor (as defined below); filing of technical reports; expected results of exploration; accuracy of mineral or resource exploration activity; accuracy of mineral reserves or mineral resources estimates, including the ability to develop and realize on such estimates; whether mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; budget estimates and expected expenditures by the Company on its properties; regulatory or government requirements or approvals; the reliability of third party information; continued access to mineral properties or infrastructure, payments and share issuances pursuant to property agreements; fluctuations in the market for lithium and its derivatives; expected timing of the expenditures; performance of the Company’s business and operations; changes in exploration costs and government regulation in Canada and the United States; competition for, among other things, capital, acquisitions, undeveloped lands and skilled personnel; changes in commodity prices and exchange rates; currency and interest rate fluctuations; inflation, the Company’s funding requirements and ability to raise capital; geopolitical instability; war (such as Russia’s invasion of Ukraine and the ongoing conflict in the Middle East) and other factors or information.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things: current technological trends; the ability to fund, advance and develop the Company’s properties; the Company’s ability to operate in a safe and effective manner; uncertainties with respect to receiving, and maintaining, mining, exploration, environmental and other permits; pricing and demand for lithium, including that such demand is supported by growth in the electric vehicle market and the energy storage market; impact of increasing competition; commodity prices, currency rates, interest rates and general economic conditions; the legislative, regulatory and community environments in the jurisdictions where the Company operates; impact of unknown financial contingencies; market prices for lithium products; budgets and estimates of capital and operating costs; estimates of mineral resources and mineral reserves; reliability of technical data; the ability to negotiate access agreements on commercially reasonable terms and the anticipated timing and results of operation and development. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, but are not limited to, factors relating to: general economic conditions in Canada, the United States and globally; industry conditions, including the state of the electric vehicle market and the energy storage market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; changes in current and future trade agreements, legislation, regulations, import tariffs and other similar trade barriers, including material changes in the U.S.-Mexico-Canada agreements and implementation of the “America First Trade Policy”; geo-political tension and tension with respect to lithium; unanticipated operating events; negotiation of commercial access agreements; competition for and/or inability to retain drilling rigs and other services and to obtain capital, undeveloped lands, skilled personnel, equipment and inputs; reliance on third parties; potential or ongoing joint ventures; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; intellectual property risk; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; inflation risks; risks related to war (such as Russia’s invasion of Ukraine and the ongoing conflict in the Middle East); changes in tax laws, royalty policies and incentive programs relating to the mining industry; other risks pertaining to the mining industry; conflicts of interest; dependency on key personnel; and fluctuations in currency and interest rates, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus and in the AIF (as defined herein). Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus or incorporated by reference in this Prospectus speak as of the date of this Prospectus (or as of the date in the document incorporated by reference). The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified in their entirety by this cautionary statement. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent AIF and most recent management’s discussion and analysis for our most recently completed financial period and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Prospectus and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars. Our annual financial statements are prepared in accordance with IFRS and our interim financial statements are prepared in accordance with IFRS as applicable to interim financial reporting, including IAS 34. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus has been derived from financial statements prepared in accordance with IFRS, or in accordance with IAS 34. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under generally accepted accounting principles in the United States. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$”, “US$” or “dollars” in this Prospectus refer to United States dollars. References to “C$” in this Prospectus refer to Canadian dollars.

The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the exchange rate as reported by the Bank of Canada:

	US$ to C$
	YE 2024		Q1 2025
High	C$	1.4416	C$	1.4603
Low	C$	1.3316	C$	1.4166
Average	C$	1.3698	C$	1.4352
Rate at end of period	C$	1.4389	C$	1.4376

The exchange rate on July 29, 2025, as reported by the Bank of Canada for the conversion of one United States dollar into Canadian dollars was $1.00 equals C$1.37.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, telephone (604) 409-8154, e-mail: info@standardlithium.com, and are also available electronically under the profile of the Company at www.sedarplus.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Québec, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a)	the annual information form of the Company dated March 21, 2025 for the six month fiscal period ended December 31, 2024 (the “AIF”);

(b)	the audited consolidated financial statements of the Company for the six month fiscal period ended December 31, 2024 and year ended June 30, 2024, together with the notes thereto and the auditor’s report thereon;

(c)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the six month fiscal period ended December 31, 2024;

(d)	the unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2025 and 2024, together with the notes thereto;

(e)	the management’s discussion and analysis of the results of operations and financial condition of the Company for the three months ended March 31, 2025;

(f)	the management information circular of the Company dated May 15, 2024 prepared in connection with the annual general and special meeting of shareholders held on June 27, 2024;

(g)	the management information circular of the Company dated May 30, 2025 prepared in connection with the annual general and special meeting of shareholders held on July 16, 2025;

(h)	the technical report entitled “Amended and Restated NI 43-101 Technical Report, South West Arkansas Project Pre-Feasibility Study, Lewisville, Lafayette County, AR” dated July 23, 2025 with an effective date of August 8, 2023, amending and restating the earlier report dated September 18, 2023 (the “South West Arkansas Technical Report”); and

(i)	the technical report entitled “Amended and Restated Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at Lanxess South Plant” dated July 23, 2025 with an effective date of August 18, 2023, amending and restating the earlier report dated October 18, 2023 (the “Lanxess Technical Report”).

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to NI 44-101, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management’s discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplements. Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are electronically available from EDGAR at www.sec.gov.

The Company will file with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the CBCA; (ii) certain officers, all except three of the directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon the Company or these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company will file with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company will appoint Puglisi & Associates, with an address at 850 Library Ave Unit 204, Newark, DE 19711, United States , as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the registration statement on Form F-10.

Dr. Volker Berl, Paul Collins and Karen Narwold, each a director of the Company, David Park, the Chief Executive Officer and a director of the Company, and Salah Gamoudi, the Chief Financial Officer of the Company, reside outside of Canada and have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada.

THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name “Tango Capital Corp.” On April 7, 1999, the Company changed its name to “Patriot Capital Corp.” and to “Patriot Petroleum Corp.” effective March 5, 2002. At its annual general meeting held on November 3, 2016, the shareholders of the Company approved the change of name of the Company to “Standard Lithium Ltd.” and the continuance of the Company from the Business Corporations Act (British Columbia) to the CBCA. On December 1, 2016, the Company completed the name change and continuation.

The Company’s registered office is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. The Company’s head office is located at Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

BUSINESS OF THE COMPANY

The Company is a near-commercial lithium company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the U.S. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting, and aims to achieve sustainable, commercial-scale lithium production via the application of scalable and fully integrated Direct Lithium Extraction ("DLE") and purification processes. Recognized as a critical mineral by the U.S. Department of Energy ("DOE"), lithium holds strategic importance for the rapidly expanding sectors of electric vehicles and energy storage systems, further influencing the broader economy and national security.

The Company’s flagship project, the South West Arkansas Project (as defined below), is located on the Smackover Formation in southern Arkansas, a region with a long-standing and established industry of mineral extraction and national security. The Company is also developing prospective lithium brine areas within the Smackover Formation in East Texas (the "East Texas Properties"), in conjunction with Equinor ASA, a multi-national energy company (“Equinor”), and continuing to evaluate the potential for commercial development of the LANXESS Property Project (as defined below).

The Company operates its first-of-a-kind industrial-scale DLE demonstration plant (the “Demonstration Plant”) at LANXESS’ South plant in southern Arkansas (the “LANXESS Property Project”, and together with the South West Arkansas Project, the “Arkansas Lithium Projects”). The Demonstration Plant has been used for proof-of-concept and commercial feasibility studies.

The South West Arkansas Project, being developed in partnership with Equinor, encompasses a significant land area of over 27,000 net mineral acres and is a key project in the Company’s portfolio due to its scale and quality of lithium-brine resources. The Company completed and published a Preliminary Feasibility Study (“PFS”) in September of 2023 for the South West Arkansas Project. A Definitive Feasibility Study (“DFS”) and a Front-End Engineering Study (“FEED”) are currently underway for the South West Arkansas Project. Construction is targeted to begin in 2025, with first production expected in 2028, subject to, among other things, continued project definition, due diligence, available financing, and positive DFS results.

The Company, in partnership with Equinor, is also developing the East Texas Properties. The Company published exploration drilling results and testing in October of 2023, which demonstrated lithium concentrations of 644 mg/L on average. In partnership with Equinor, the Company plans to continue securing further leasehold positions and to perform further exploration drilling in East Texas, and will pursue developing a resource assessment for the project area. The Equinor Transaction (as defined below) includes a total investment of up to $160 million, reflecting a 45% ownership stake in each of the South West Arkansas Project and the East Texas Properties.

In addition, the Company also has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Project Overview

Arkansas Lithium Projects

The Arkansas Lithium Projects consist of two independent development properties: the South West Arkansas Project and the LANXESS Property Project. The South West Arkansas Project, developed in collaboration with Equinor, is central to the Company’s portfolio.

The resource development of brine leases located in southwest Arkansas (the “South West Arkansas Project”) is maintained pursuant to an option agreement dated December 29, 2017 between Tetra Technologies Inc. (“TETRA”) and the Company (the “TETRA 1st Option Agreement”) to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 27,262 net mineral acres of brine leases and deeds located in Columbia and Lafayette Counties, Arkansas.

Under the TETRA 1st Option Agreement, the Company paid TETRA $500,000 on January 28, 2018, $600,000 by December 29, 2018, $700,000 on January 31, 2020, and $750,000 on December 29, 2020. Under the TETRA 1st Option Agreement, the Company is required to pay additional annual payments of $1,000,000 by each annual anniversary date beginning on the date that is 48 months following the date of the TETRA 1st Option Agreement, until the earlier of the expiration of 10 years from the date of the TETRA 1st Option Agreement or the execution of a limited mineral assignment, or, if the Company exercises the option. During the lease period, as specified in the TETRA 1st Option Agreement, at any time following the commencement of commercial production of the lithium, the Company agreed to pay a royalty of 2.5% (minimum royalty of $1,000,000) to TETRA. On October 31, 2023, the Company exercised its option to acquire brine production rights pursuant to the TETRA 1st Option Agreement at the South West Arkansas Project.

All of the Company’s activities in southern Arkansas relate to brine leases that overlie the Smackover Formation in a region with a long history of commercial scale brine processing. Historical published brine data and current unpublished brine data from within and adjacent to the Company’s two areas of interest lead the Company to believe that lithium-bearing brines are present.

The South West Arkansas Project brine lease area has been historically drilled for oil and gas exploration, and approximately 2,041 exploration and production wells have been completed in the Smackover Formation in or immediately adjacent to the Company’s lease area. A portion of these wells had available petro-physical logs of the Smackover Formation brine-bearing zone. On January 28, 2019, the Company announced a maiden inferred mineral resource of 802,000 tonnes lithium carbonate equivalent (“LCE”) at the South West Arkansas Project.

On October 12, 2021, the Company announced the results of a preliminary economic assessment (“PEA”) and updated inferred mineral resource estimate on the South West Arkansas Project. The results of the PEA led to the commencement of a PFS at the South West Arkansas Project on May 12, 2022.

On August 8, 2023, the Company announced the results of the PFS on the South West Arkansas Project. On September 18, 2023, the Company filed a PFS and updated inferred mineral resource for its South West Arkansas Project, available under the Company’s SEDAR+ profile at www.sedarplus.com. On July 30, 2025, the Company filed the amended and restated South West Arkansas Technical Report, available under the Company’s SEDAR+ profile at www.sedarplus.com. Mineral resources, however, are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of a mineral resource will be converted into a mineral reserve.

On May 7, 2024, the Company entered into a strategic partnership with Equinor, involving a gross investment of up to $160 million across the South West Arkansas and East Texas Properties (the “Equinor Transaction”) whereby Equinor acquired interests in two of the Company’s formerly wholly-owned subsidiaries, one of which holds the South West Arkansas Project and the other holds the East Texas Properties. Pursuant to the terms of the Equinor Transaction, Equinor acquired a 45% interest in each of the subsidiaries for an initial cash payment of $30 million to the Company and the commitment to invest an additional $130 million as follows:

•	Equinor agreed to solely fund the first $40 million and $20 million in exploration and development costs for the South West Arkansas Project and the East Texas Properties, respectively, after which all additional capital expenditures would be funded on a pro-rata basis; and

•	The Company will receive $40 million in milestone payments associated with the South West Arkansas Project and $30 million in milestone payments associated with the East Texas Properties subject to final investment decisions being made by certain dates ("FID").

The Company will maintain majority ownership and operatorships pursuant to a development services agreement at each of the South West Arkansas Project and the East Texas Properties.

The LANXESS Property Project is maintained pursuant to a memorandum of understanding dated May 4, 2018 and subsequent joint venture term sheet dated November 9, 2018 with LANXESS, regarding the testing and proving of commercial viability of lithium extraction from brine that is produced as part of LANXESS’ bromine extraction business at its three facilities in Union County, southern Arkansas.

The first phase of the Lanxess Property Project (the "Lanxess 1A Project") is located at the LANXESS South facility near El Dorado, Arkansas. The Company has also been successfully operating the Demonstration Plant at the Lanxess 1A Project location for over four years. The Demonstration Plant serves as a testing and optimization facility, refining the commercial blueprint for scalable and replicable DLE processes.

On September 6, 2023, the Company completed a DFS for the Lanxess 1A Project at the LANXESS Property Project. On October 18, 2023, the Company filed the Lanxess DFS technical report and measured and indicated resource for the LANXESS Property Project, available under the Company’s SEDAR+ profile at www.sedarplus.com. On July 30, 2025, the Company filed the amended and restated Lanxess Technical Report, available under the Company’s SEDAR+ profile at www.sedarplus.com. Mineral resources, however, are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into a mineral reserve.

The Company is considering whether to advance towards an FID on the Lanxess 1A Project, with the timing contingent upon ongoing review of project commercialization potential. The Company does not anticipate moving forward with the Lanxess 1A Project unless and until it a more constructive lithium market and further project definition is established.

East Texas Properties

Pursuant to the Equinor Transaction, the Company and Equinor are developing and advancing mineral right acquisitions and exploration of prospective lithium brine areas at the East Texas Properties. The Company published exploration drilling results and testing on October 25, 2023, which demonstrated lithium concentrations of 644 mg/L on average, highlighting the potential for globally significant lithium resource concentrations in the areas the Company is exploring. In partnership with Equinor, the Company plans to continue securing further leasehold positions and to perform further exploration drilling on the East Texas Properties and will pursue developing a resource assessment for the project area that it expects to complete in 2025.

Lithium Brine Processing R&D Project

The Company is focused on continuously improving its lithium extraction and refining technologies through its technical group. This work centers on several areas: (i) pre-treating brines using filtration technologies; (ii) selectively extracting lithium from pre-treated brine to produce concentrated lithium salt solutions; (iii) purifying and crystallizing these solutions to produce battery-grade lithium products; and (iv) de-risking the technology by designing, building, and operating progressively larger pilot and pre-commercial plants.

As part of these efforts, the Company entered into the Joint Development Agreement with KTS (as defined below) to support the commercial deployment of its projects. In March 2024, the Company installed a commercial-scale lithium extraction column—referred to as a LiPRO™ Lithium Selective Sorption (“LSS”) unit—at its Demonstration Plant near El Dorado, Arkansas. This column, supplied by KTS, is the same size and design as those planned for the Company’s commercial projects, including the South West Arkansas Project.

On April 24, 2024, the Company announced that it had successfully commissioned a commercial-scale DLE column at its DLE facility, which is one of the largest continuously operating DLE facilities in North America. The Company further announced that during a representative period of continuous operation, the commercial-scale column exceeded design parameters, achieving an average lithium recovery of 97.3%.

The lithium extraction column has been integrated with the Demonstration Plant for testing and optimization. This step is intended to provide validation and information necessary for ongoing project financing processes, as well as for the FEED and DFS studies for the South West Arkansas Project.

This work, carried out at project sites and various other locations in the United States and Canada, supports the Company’s efforts to advance its projects toward commercial-scale production.

Carbon Capture Project

On September 14, 2021, the Company announced that it was undertaking and funding a pilot project in southern Arkansas to test a novel carbon capture technology. The pilot project is being conducted with the owner of the technology, Aqualung Carbon Capture AS (“Aqualung”), and a pilot carbon capture unit was installed at a natural gas processing site in southern Arkansas owned and operated by Mission Creek Resources LLC. The pilot project will take a slipstream of flue gas for processing through the Aqualung pilot unit. The resulting concentrated carbon dioxide (“CO2”) stream will then be used in the Company’s ongoing research and development (“R&D”) program to understand how CO2 may be permanently sequestered by the Company as part of normal brine reinjection activities. This R&D program will then expand to consider how CO2 may also be used as an alternative reagent at several points in the Company’s process flowsheet.

The Company believes the patent-protected Aqualung carbon capture systems (“CCS”) technology, developed by the Norwegian University of Science and Technology (“NTNU”), is an innovative approach with the ability to deliver a cost effective, scalable, modular decarbonization solution.

The Aqualung CCS technology results from over 20 years of research at NTNU and is based on a membrane system that selectively extracts CO2 from a wide range of CO2 sources emitted by hydrocarbon-burning energy sources. It produces a high purity CO2 gas stream that can either be sequestered or reused.

The Company has invested $2.5 million in Aqualung as part of a $10 million strategic equity round that included Nasdaq listed, Golar LNG Limited, London-based shipowner, Global Ship Lease, Inc., and Geneva-based metals trading services group, MKS Pamp SA. Dr. Andrew Robinson, President and Chief Operating Officer of the Company also joined the board of Aqualung.

On January 31, 2023, the Company installed its carbon capture pilot plant in Southern Arkansas to assess sustainable production practices in collaboration with its investment partner, Aqualung. The pilot plant signifies the beginning of the Company’s research and development activities focused on CO2 sequestration methods.

California

The Company also holds interests in certain mineral leases and option agreements in the Mojave Desert, San Bernardino County, California.

Recent Developments

On July 23, 2024, the Company announced that it entered into an agreement with an advisor to settle a fee of $800,000 in consideration for the issuance of 666,667 Common Shares, which fee related to strategic advisory services facilitating the partnership between the Company and Equinor.

On September 1, 2024, David Park was appointed as Chief Executive Officer and director of the Company following the retirement of Robert Mintak.

On September 20, 2024, the Company announced that it had received a conditional $225 million grant from the DOE for the South West Arkansas Project.

On September 20, 2024, the Company announced that the South West Arkansas Project’s design was being updated from its original PFS, and would now target a larger output of 45,000 tonnes per annum of LCE, to be developed in two phases of 22,500 tonnes each. DFS and FEED studies are concurrently underway to support this expansion.

On October 28, 2024, the Company announced that its subsidiary, SWA Lithium LLC. (“SWA Lithium”), had entered into a licensing agreement with Koch Technology Solutions, LLC (“KTS”) to deploy and use KTS’ Li-Pro LSS technology.

On November 18, 2024, the Company announced that it had changed its financial year-end from June 30 to December 31 to better align to the operating cycle of the industry.

On December 10, 2024, the Company appointed Paul Collins to the Board of Directors (as defined below) as an independent director.

On December 19, 2024, the Company announced that SWA Lithium, in partnership with KTS, successfully designed, built, commissioned, and is operating, a pilot DLE plant at the South West Arkansas Project. The pilot DLE plant is processing brine to confirm engineering design parameters and provide samples of battery-quality lithium carbonate for use in the qualification process with potential off-take partners.

On January 15, 2025, the Company announced that SWA Lithium successfully commenced drilling of a new well into the Smackover Formation at the South West Arkansas Project. SWA Lithium is also undertaking an extensive field program to re-enter the wells drilled in 2023 to conduct detailed reservoir testing and brine sampling work.

On January 16, 2025, the Company announced that SWA Lithium finalized the $225 million grant from the DOE, which will support construction of phase 1 of the South West Arkansas Project.

On March 19, 2025, the Company appointed Karen Narwold to the Board of Directors as an independent director.

On April 21, 2025, the Company announced that its South West Arkansas Project had been selected as one of the first critical mineral production projects to be advanced under Executive Order 14241 – Immediate Measures to Increase American Mineral Production, announced by the U.S. Federal Permitting Improvement Steering Council at the recommendation of the National Energy Dominance Council.

On April 24, 2025, the Company announced that the brine production unit, formally named the Reynolds Unit, for phase 1 of its South West Arkansas Project has been unanimously approved by the Arkansas Oil and Gas Commission with no objections or opposition in a hearing that was open to all stakeholders from the community.

On May 29, 2025, the Company announced that the Arkansas Oil and Gas Commission granted approval for a 2.5% royalty rate for the Reynolds Unit for Phase I of its South West Arkansas Project.

Bankruptcies

Other than the below, none of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

In 2019, Salah Gamoudi was the Chief Accounting Officer at Jones Energy, Inc. (“Jones”) when the company entered into bankruptcy proceedings. Jones emerged from bankruptcy in the same year, and Mr. Gamoudi continued in his role at Jones thereafter.

Detailed Project Descriptions

For additional information with respect to the Arkansas Lithium Projects, the Company’s other mineral interests and the business of the Company, readers are referred to the Company’s then-current AIF, annual management’s discussion and analysis and interim management’s discussion and analysis, if applicable, all of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also “Risk Factors” in this Prospectus and “Risk Factors” in the Company’s then-current AIF.

Summary of Quarterly Results

The following summary should be read in conjunction with the Company’s management’s discussion and analysis for the three months ended March 31, 2025 and the unaudited condensed consolidated interim financial statements and related notes thereto of the Company for the three months ended March 31, 2025.

The following table presents selected unaudited consolidated financial information for each of the eight most recently completed quarters ending as at March 31, 2025, derived from financial statements prepared in accordance with IFRS, as applicable to interim financial reporting, including IAS 34, stated in United States dollars:

Quarter Ended	Total Revenues	Net Income/(Loss)	Earnings/(Loss) Per Share
June 30, 2023	$Nil	$(19,747,701)	$(0.11)
September 30, 2023	$Nil	$(7,256,639)	$(0.04)
December 31, 2023	$Nil	$(7,547,904)	$(0.04)
March 31, 2024	$Nil	$(7,672,519)	$(0.04)
June 30, 2024	$Nil	$128,278,162	$0.70
September 30, 2024	$Nil	$(4,829,634)	$(0.03)
December 31, 2024	$Nil	$(24,680,922)	$(0.13)
March 31, 2025	$Nil	$(1,550,199)	$(0.01)

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to “shelf prospectus supplement”.

CONSOLIDATED CAPITALIZATION

As at June 30, 2025 there were 200,486,214 Common Shares issued and outstanding, as well as nil Warrants, 12,678,698 Options, 2,294,394 DSUs and 3,208,452 RSUs outstanding. As at December 31, 2024, there were 188,772,683 Common Shares issued and outstanding, as well as nil Warrants, 10,647,246 Options, 2,425,609 DSUs and 1,780,614 RSUs outstanding.

As of June 30, 2025, the Company issued a total of 25,327,409 Common Shares at an average price of $1.61, per Common Share, under the ATM (as defined below).

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since March 31, 2025.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company since the date of the Company’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Preferred Shares or Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at July 30, 2025, 204,043,714 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s constating documents and the CBCA and its regulations. The Common Shares have no pre-emptive, subscription, redemption or conversion rights. Neither the CBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The CBCA and the Company’s constating documents provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority.

Dividend Policy

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF PREFERRED SHARES

The Company is authorized to issue an unlimited number of Preferred Shares, without par value of which, as at July 30, 2025, nil Preferred Shares are issued and outstanding. The particular class of Preferred Shares and the particular terms and provisions of any series of such class of Preferred Shares offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such series of Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be.

The Debt Securities will be issued in one or more series under an indenture to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the indenture to be entered into will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the indenture. A copy of any such indenture will be available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA or a United States federal funds rate.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

•	the name or designation of the Subscription Receipts;

•	the number of Subscription Receipts being offered;

•	the price at which Subscription Receipts will be offered and whether the price is payable in instalments;

•	the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

•	the number of Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

•	the identity of the Subscription Receipt agent;

•	the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

•	any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

•	if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

•	if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more Global Securities and, in such case, the depositary or depositaries for such Global Securities in whose name the Global Securities will be registered;

•	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of Warrants. The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada) pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Warrants that are “novel” (as such term is defined in NI 44-102), including Warrants that are convertible into or exchangeable or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada) where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Company may issue Warrants for the purchase of Common Shares and/or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent determined by the Company. Each such warrant indenture, as supplemented or amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the Common Shares and/or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable;

•	the designation and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•	the currency or currency unit in which the exercise price is denominated;

•	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued in fully registered or global form;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants; and

•	any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

•	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

•	the currency or currency units in which the Units may be purchased, and the underlying Securities denominated;

•	whether such Units will be listed on any securities exchange;

•	whether the Units and the underlying Securities will be issued in fully registered or global form;

•	any other rights, privileges, restrictions and conditions attaching to the Units; and

•	any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

PLAN OF DISTRIBUTION

The Company may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non- fixed price basis), the proceeds to the Company and any underwriters’, dealers’ or agents’ fees, commissions or other items constituting underwriters’ or agents’ compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be “flow-through” securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV, the NYSE American or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See “Risk Factors”.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to “at-the-market distributions” or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities to fund our capital commitments to the South West Arkansas Project and the East Texas Properties as part of our joint ventures with Equinor, other potential capital projects, acquisitions, general corporate purposes, and for working capital– meaning current assets minus current liabilities. Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in United States dollars, Canadian dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

Any specific allocation of the net proceeds of an offering to a specific purpose will be determined at the time of the offering and will be described in the relevant Prospectus Supplement. To date, the Company has not generated revenues from operations. The Company had negative operating cash flows for the six month fiscal period ended December 31, 2024 and for the three months ended March 31, 2025 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods. See “Risk Factors – Negative Operating Cash Flows”.

PRIOR FINANCINGS

The Company filed a short form base shelf prospectus on July 27, 2023 and a subsequent prospectus supplement for an “at-the-market distribution” of up to $50,000,000 on November 17, 2023 (the “ATM”). As of June 30, 2025, the net proceeds of the ATM are approximately $39,720,318, after deducting fees associated with the ATM. The Company did not previously disclose a budget for the utilization of the proceeds of the offering, but did disclose that the proceeds were intended to be utilized to support the strategic development goals of the Company, and to pursue the following objectives:

•	Continue advancement of the working programs at the South West Arkansas Project;

•	Continue advancement of the working programs at the LANXESS Property Project;

•	Continue to develop and commercialize the Demonstration Plant;

•	Develop and advance mineral right acquisitions and exploration of prospective lithium brine areas at the East Texas Properties; and

•	Pursue strategic project acquisitions.

As of the date of this Prospectus, there have been no material variances to the use of proceeds previously announced, and the Company continues to utilize the proceeds of ATM in the achievement of these objectives.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSXV and in the United States on the NYSE American under the symbol “SLI”. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company’s then-current AIF and in the then-current management’s discussion and analysis for our most recently completed financial year period and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

Liquidity and Capital Resources

At March 31, 2025, the Company had a cash balance of $31,568,529, a working capital surplus of $31,326,800 and current obligations of $5,677,612.

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets and investor perceptions and expectations of the global market for lithium and its derivatives. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration, development or other work programs may be postponed, or otherwise revised, as necessary.

There is No Market for the Securities

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Dilution from Further Financings

The Company may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company’s securities.

Active Liquid Market for Common Shares and Market Price of Securities

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies with small capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These risk factors included global economic and trade developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company’s performance.

Other factors unrelated to the performance of the Company that may have an effect on the price of Common Shares include the following: lessening in trading volume and general market interest in the Company’s securities may affect a purchaser’s ability to trade significant numbers of Common Shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The price per Common Share may be adversely affected by a variety of factors relating to the Company’s business, including fluctuation in the Company’s operating and financial results, the result of any public announcement made by the Company and the Company’s failure to meet analysts’ expectations. Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s activity and changes in interest and currency rates.

The market value of the Common Shares may also be affected by the Company’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which the Common Shares are traded and the market segment of which the Company is a part.

The Company May Be Impacted by Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on fluctuations in lithium prices and other factors, the intended use of net proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company’s business, financial condition, results of operations or prospects may suffer.

Negative Operating Cash Flows

Given that none of the Company’s properties have yet to enter commercial production and generate cash flow, the Company had negative operating cash flow for its fiscal period ended December 31, 2024. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves or a portion of the proceeds of any offering of Securities to fund such negative cash flow.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of U.S. law. As at the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

exemption from national instrument 44-101

Pursuant to a decision of the Autorité des marchés financiers dated May 29, 2025, the Company was granted exemptive relief from the requirement that this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an “at-the-market” distribution be publicly filed in both the French and English languages. This exemptive relief is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an “at-the-market” distribution) and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages if the Company offers Securities to Quebéc purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 21, 2025 in respect of the Company’s consolidated financial statements as at December 31, 2024 and June 30, 2024 and for the six-month period ended December 31, 2024 and for the year ended June 30, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

The registrar and transfer agent for the Common Shares is TSX Trust Company, located at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

Experts who have prepared reports or summaries of reports for the Company directly or in a document incorporated by reference to the Prospectus include the following: Mr. Frank Gay, P.Eng. of Hunt, Guillot & Associates, LLC (HGA), Mr. Marek Dworzanowski, EUR ING, C.Eng., Mr. Randal M. Brush, P.Eng. of Haas and Cobb Petroleum Consultants, LLC, Mr. Robert E. Williams, P.Geo., CPG of Haas and Cobb Petroleum Consultants, LLC, Mr. Caleb Mutschler, P.Eng of HGA, Mr. Dutch Johnson, P.Eng of HGA and Mr. Charles Campbell, P.Eng of Alliance Technical Group, have acted as qualified persons under NI 43-101 in connection with the South West Arkansas Technical Report. Mr. Randal M. Brush, P.Eng. of Haas and Cobb Petroleum Consultants, LLC, Mr. Charles Daniel Campbell, P.Eng. of Alliance Technical Group, Mr. Frank Gay, P.Eng. of HGA, Ms. Susan B. Patton, P.Eng. of RESPEC Company, LLC, Mr. Mike Rockandel, RM-SME of Mike Rockandel Consulting, LLC, and Mr. Robert E. Williams, Jr. PG, CPG of Haas and Cobb Petroleum Consultants, LLC have acted as qualified persons under NI 43-101 in connection with the Lanxess Technical Report.

None of the above-mentioned experts has any registered or beneficial interest, directly or indirectly, in any securities or other properties of the Company. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

Experts who have prepared reports for the Company directly or in a document incorporated by reference to the Prospectus include the following: PricewaterhouseCoopers LLP, Chartered Professional Accountants, who issued the Report of Independent Registered Public Accounting Firm accompanying the audited financial statements of the Company for the six month fiscal period ended December 31, 2024 and year ended June 30, 2024, and report that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct and any applicable legislation and regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board (PCAOB) on auditor independence, as of the date hereof.

All scientific and technical information in this Prospectus has been reviewed and approved by Stephen D. Ross, Professional Geologist, who is a qualified person under NI 43-101. Mr. Ross is not independent of the Company as he is a Consultant and Vice President, Resource Development of the Company. As of the date hereof, Mr. Ross holds 460,500 Common Shares and 100,000 Options.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

“AIF” has the meaning given to that term under “Documents Incorporated by Reference”.

“Arkansas Lithium Projects” has the meaning given to that term under “Business of the Company”.

“ATM” has the meaning given to that term under “Prior Financings”.

“Board of Directors” means the board of directors of the Company.

“CBCA” means the Canada Business Corporations Act.

“Common Shares” has the meaning given to that term on the cover page of this Prospectus.

“Company” has the meaning given to that term on the cover page of this Prospectus.

“Demonstration Plant” has the meaning given to that term under “Business of the Company”.

“Debt Securities” has the meaning given to that term on the cover page of this Prospectus.

“DSUs” means the deferred share units of the Company.

“East Texas Properties” has the meaning given to that term under “Business of the Company”.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system.

“Equinor” has the meaning given to that term under “Business of the Company”.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Forward-Looking Information” has the meaning given to that term under “Forward-Looking Information”.

“GAAP” means the Generally Accepted Accounting Principles.

“Global Securities” has the meaning given to that term under “Description of Debt Securities”.

“IFRS” has the meaning given to that term on the cover page of this Prospectus.

“Joint Development Agreement” means a joint development agreement entered into on May 9, 2023 between Standard Lithium Ltd. and Koch technology Solutions, LLC.

“LANXESS” means LANXESS Corporation.

“LANXESS Property Project” has the meaning given to that term under “Business of the Company”.

“Lanxess Technical Report” has the meaning given to that term under “Documents Incorporated by Reference”.

“LSS” has the meaning given to that term under “Business of the Company”,

“MJDS” has the meaning given to that term on the cover page of this Prospectus.

“NI 43-101” has the meaning given to that term under “Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates”.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“NYSE American” has the meaning given to that term on the cover page of this Prospectus.

“Options” means the incentive stock options of the Company.

“Preferred Shares” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus” has the meaning given to that term on the cover page of this Prospectus.

“Prospectus Supplement” has the meaning given to that term on the cover page of this Prospectus.

“RSUs” means the restricted share units of the Company.

“SEC” has the meaning given to that term on the cover page of this Prospectus.

“Securities” has the meaning given to that term on the cover page of this Prospectus.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval Plus.

“SLI” or “we” has the meaning given to that term on the cover page of this Prospectus.

“South West Arkansas Project” has the meaning given to that term under “Business of the Company”.

“South West Arkansas Technical Report” has the meaning given to that term under “Documents Incorporated by Reference”.

“Subscription Receipts” has the meaning given to that term on the cover page of this Prospectus.

“SWA Lithium” has the meaning given to that term under “Business of the Company”.

“TETRA” has the meaning given to that term under “Business of the Company”.

“TETRA 1st Option Agreement” has the meaning given to that term under “Business of the Company”.

“TSXV” has the meaning given to that term on the cover page of this Prospectus.

“Units” has the meaning given to that term on the cover page of this Prospectus.

“Warrants” has the meaning given to that term on the cover page of this Prospectus.